Exhibit 99.2

THIS FIRST AMENDING AGREEMENT is made as of 17 May 2007

B E T W E E N:

INTERNATIONAL ROYALTY CORPORATION

ARCHEAN RESOURCES LTD.

IRC NEVADA INC.

- and -

THE BANK OF NOVA SCOTIA

(the "Bank")

RECITALS:

A)

The parties to this Agreement are parties to a credit agreement dated as of 8 January 2007 (the "Existing Credit Agreement").

B)

The Borrower has requested that the Existing Credit Agreement be amended to increase the Credit from up to U.S. $20,000,000 to up to U.S. $40,000,000 and to make consequential changes to the Existing Credit Agreement.

C)

The Bank has agreed to increase the Credit as described above subject to the execution and delivery of this First Amending Agreement (the "Agreement") and the documents referred to in this Agreement.

D)

Terms defined in the Existing Credit Agreement and used in this Agreement have the respective meanings defined in the Existing Credit Agreement.

THEREFORE, for value received, the parties agree as follows:

1.

Amendment to Amount and Availment Options

(a)

Section 2.1 of the Existing Credit Agreement is amended by deleting the reference therein to " $20,000,000" and replacing it with "$40,000,000".

(b)

Each of the cover page and Recital A of the Existing Credit Agreement is amended by deleting the reference therein to "$20,000,000" and replacing it with "$40,000,000".

2.

Conditions

The amendments to the Existing Credit Agreement contained in this Agreement shall only be effective upon satisfaction of the following conditions precedent, which are inserted for the benefit of the Bank:

(a)

Each Obligor shall have delivered to the Bank a certificate (i) confirming that there has been no change (unless otherwise noted) to those matters certified in the officer’s certificate dated 8 January 2007 delivered by such Obligor to the Bank and (ii) certifying a copy of the corporate proceedings taken to authorize it to execute, deliver and perform its obligations under this Agreement.

(b)

The Bank shall have received a satisfactory opinion of counsel to each of the Obligors concerning the enforceability of the Existing Credit Agreement as amended by this Agreement.

(c)

Payment of a fee to the Bank in an amount agreed to by the parties hereto.

(d)

The Bank shall have received such other documents as it may reasonably require.

3.

Representations and Warranties

(a)

Each of the Obligors represents and warrants to the Bank that each of the representations and warranties made by it in Article VI of the Existing Credit Agreement, other than those expressly stated to be made as of a specific date, are true and correct as of the date hereof with the same effect as if such representations and warranties had been made on and as of the date hereof.

(b)

The Borrower represents and warrants to the Bank that Sections 6.1(a), 6.1(b), 6.1(f), 6.1(h), 6.1(j), 6.1(m), 6.1(n), 6.1(s), 6.1(t), 6.1(u), 6.1(v), 6.1(w) and 6.1(x) of the Existing Credit Agreement are true with respect to each Restricted Subsidiary (recognizing they have not entered into the Existing Credit Agreement or this Agreement and that LNRLP is a limited partnership rather than a corporation, and excluding the Constating Documents of LNRLP in the case of Section 6.1(u)).

(c)

Each of the Obligors represents and warrants to the Bank that this Agreement has been duly executed and delivered by it and constitutes its legal, valid and binding obligations enforceable against it in accordance with its terms, subject to general principles of equity and the effect of bankruptcy, insolvency and similar laws affecting the rights of creditors generally.

(d)

Each of the Obligors represents and warrants to the Bank that no Event of Default or Pending Event of Default has occurred and is continuing on the date hereof.

(e)

The Borrower represents and warrants to the Bank that as of the date of this Agreement, the ratio of Adjusted Indebtedness to Paid-Up Capital (as such terms are defined in the trust indenture forming part of the Debentures) would not exceed 30% (even if all amounts available under the Credit as increased by this Agreement were fully drawn) as set forth in the following calculation:

Paid-Up Capital at 31 December 2006 – Cdn.$214,636,046;

Paid-Up Capital for securities issues since 31 December 2006 - Cdn.$47,634,515

Total:

Cdn.$262,270,561;

30% of Total

Cdn.$78,681,168;

Adjusted Indebtedness

Total debt (excluding Advances under the Existing Credit Agreement) - Cdn.$30,000,000;

Balance Available - Cdn.$48,681,168; and

Balance Available in U.S. $ converted at 1.17647 - $41,378,993.

4.

Confirmation of Credit Documents

Each of the Credit Documents (other than the Existing Credit Agreement) shall continue in full force and effect in accordance with their respective terms and are hereby ratified and confirmed in all respects.

5.

Ratification of Existing Credit Agreement

The Existing Credit Agreement as amended by this Agreement is hereby ratified and confirmed and henceforth the Existing Credit Agreement and this Agreement shall be read and construed as one agreement.

6.

References

Upon execution of this Agreement, each reference in the Existing Credit Agreement to "this Agreement", "hereof", "herein", "hereto", "hereunder", "hereby" or words of like import referring to the Existing Credit Agreement, and each reference in any Credit Document or other related document to "the Credit Agreement", "thereof", "therein", "thereunder" or words of like import referring to the Existing Credit Agreement, shall mean and be a reference to the Existing Credit Agreement as amended hereby.

7.

Governing Law

This Agreement shall be governed by, and interpreted and enforced in accordance with, the laws in force in the Province of Ontario (in this Section, the "Province") and the laws of Canada applicable in the Province.  For the purposes of all legal proceedings this Agreement shall be deemed to have been performed in the Province and the courts of the Province shall have jurisdiction to entertain any action arising under this Agreement.  Each party irrevocably and unconditionally attorns to the non-exclusive jurisdiction of the courts of the Province and all courts competent to hear appeals therefrom.

8.

Counterparts

This Agreement may be executed in one or more counterparts, all of which taken together shall constitute one agreement and, when this Agreement has been duly executed and delivered by each party hereto to each other party hereto, this Agreement shall thereupon be effective and binding.

[Signature pages follow]

- S1 -

IN WITNESS WHEREOF the parties have executed this agreement.

THE BANK OF NOVA SCOTIA

By:	/s/ Ray Clarke
Name: Ray Clarke
Title: Director

By:	/s/ Bob Deol
Name: Bob Deol
Title: Associate

INTERNATIONAL ROYALTY CORPORATION

By:	/s/ Ray W. Jenner
Name: Ray Jenner
Title: CFO & Secretary

By:
Name:
Title:

ARCHEAN RESOURCES LTD.

By:	/s/ Douglas Hurst
Name: Douglas Hurst
Title: Director

By:
Name:
Title:

IRC NEVADA INC.

By:	/s/ Douglas B. Silver
Name: Douglas B. Silver
Title: Director

By:
Name:
Title: